UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No. 1) *

Zynga Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98986T 10 8

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98986T 10 8	13 G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Institutional Venture Partners XII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 30,821,155 shares (2)(3)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 30,821,155 shares (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,821,155 shares (2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.96% (3)(4)(5)
12	TYPE OF REPORTING PERSON* PN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by Institutional Venture Partners XII, L.P. (“IVP XII”), Institutional Venture Management XII, LLC (“IVM XII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”) and Dennis B. Phelps (“Phelps” together with IVP XII, IVM XII, Chaffee, Fogelsong, Harrick and Miller, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 3,360,297 shares of Class A Common Stock of the Issuer and 27,460,858 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to seven votes per share and the holders of Class A Common Stock are entitled to one vote per share.
(3)	The shares are held by IVP XII. IVM XII serves as the sole general partner of IVP XII and has sole voting and investment control over the shares owned by IVP XII and may be deemed to own beneficially the shares held by IVP XII. IVM XII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XII and share voting and dispositive power over the shares held by IVP XII, and may be deemed to own beneficially the shares held by IVP XII. The Managing Directors own no securities of the Issuer directly.
(4)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus 27,460,858 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2012, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5)	The 30,821,155 shares of Common Stock held by the Reporting Person represent 3.9% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, and represent approximately 6.1% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 98986T 10 8	13 G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Institutional Venture Management XII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 30,821,155 shares (2)(3)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 30,821,155 shares (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,821,155 shares (2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.96% (3)(4)(5)
12	TYPE OF REPORTING PERSON* OO

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 3,360,297 shares of Class A Common Stock of the Issuer and 27,460,858 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to seven votes per share and the holders of Class A Common Stock are entitled to one vote per share.
(3)	The shares are held by IVP XII. IVM XII serves as the sole general partner of IVP XII and has sole voting and investment control over the shares owned by IVP XII and may be deemed to own beneficially the shares held by IVP XII. IVM XII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XII and share voting and dispositive power over the shares held by IVP XII, and may be deemed to own beneficially the shares held by IVP XII. The Managing Directors own no securities of the Issuer directly.
(4)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus 27,460,858 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2012, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5)	The 30,821,155 shares of Common Stock held by the Reporting Person represent 3.9% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, and represent approximately 6.1% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 98986T 10 8	13 G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Todd C. Chaffee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 30,821,155 shares (2)(3)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 30,821,155 shares (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,821,155 shares (2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.96% (3)(4)(5)
12	TYPE OF REPORTING PERSON* IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 3,360,297 shares of Class A Common Stock of the Issuer and 27,460,858 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to seven votes per share and the holders of Class A Common Stock are entitled to one vote per share.
(3)	The shares are held by IVP XII. IVM XII serves as the sole general partner of IVP XII and has sole voting and investment control over the shares owned by IVP XII and may be deemed to own beneficially the shares held by IVP XII. IVM XII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XII and share voting and dispositive power over the shares held by IVP XII, and may be deemed to own beneficially the shares held by IVP XII. The Managing Directors own no securities of the Issuer directly.
(4)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus 27,460,858 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2012, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5)	The 30,821,155 shares of Common Stock held by the Reporting Person represent 3.9% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, and represent approximately 6.1% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 98986T 10 8	13 G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Norman A. Fogelsong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 30,821,155 shares (2)(3)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 30,821,155 shares (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,821,155 shares (2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.96% (3)(4)(5)
12	TYPE OF REPORTING PERSON* IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 3,360,297 shares of Class A Common Stock of the Issuer and 27,460,858 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to seven votes per share and the holders of Class A Common Stock are entitled to one vote per share.
(3)	The shares are held by IVP XII. IVM XII serves as the sole general partner of IVP XII and has sole voting and investment control over the shares owned by IVP XII and may be deemed to own beneficially the shares held by IVP XII. IVM XII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XII and share voting and dispositive power over the shares held by IVP XII, and may be deemed to own beneficially the shares held by IVP XII. The Managing Directors own no securities of the Issuer directly.
(4)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus 27,460,858 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2012, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5)	The 30,821,155 shares of Common Stock held by the Reporting Person represent 3.9% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, and represent approximately 6.1% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 98986T 10 8	13 G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen J. Harrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 30,821,155 shares (2)(3)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 30,821,155 shares (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,821,155 shares of Common Stock (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.96% (3)(4)(5)
12	TYPE OF REPORTING PERSON* IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 3,360,297 shares of Class A Common Stock of the Issuer and 27,460,858 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to seven votes per share and the holders of Class A Common Stock are entitled to one vote per share.
(3)	The shares are held by IVP XII. IVM XII serves as the sole general partner of IVP XII and has sole voting and investment control over the shares owned by IVP XII and may be deemed to own beneficially the shares held by IVP XII. IVM XII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XII and share voting and dispositive power over the shares held by IVP XII, and may be deemed to own beneficially the shares held by IVP XII. The Managing Directors own no securities of the Issuer directly.
(4)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus 27,460,858 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2012, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5)	The 30,821,155 shares of Common Stock held by the Reporting Person represent 3.9% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, and represent approximately 6.1% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 98986T 10 8	13 G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. Sanford Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 30,821,155 shares (2)(3)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 30,821,155 shares (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,821,155 shares (2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.96% (3)(4)(5)
12	TYPE OF REPORTING PERSON* IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 3,360,297 shares of Class A Common Stock of the Issuer and 27,460,858 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to seven votes per share and the holders of Class A Common Stock are entitled to one vote per share.
(3)	The shares are held by IVP XII. IVM XII serves as the sole general partner of IVP XII and has sole voting and investment control over the shares owned by IVP XII and may be deemed to own beneficially the shares held by IVP XII. IVM XII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XII and share voting and dispositive power over the shares held by IVP XII, and may be deemed to own beneficially the shares held by IVP XII. The Managing Directors own no securities of the Issuer directly.
(4)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus 27,460,858 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2012, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5)	The 30,821,155 shares of Common Stock held by the Reporting Person represent 3.9% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, and represent approximately 6.1% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 98986T 10 8	13 G	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis B. Phelps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 30,821,155 shares (2)(3)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 30,821,155 shares (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,821,155 shares (2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.96% (3)(4)(5)
12	TYPE OF REPORTING PERSON* IN

(1)	This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of 3,360,297 shares of Class A Common Stock of the Issuer and 27,460,858 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to seven votes per share and the holders of Class A Common Stock are entitled to one vote per share.
(3)	The shares are held by IVP XII. IVM XII serves as the sole general partner of IVP XII and has sole voting and investment control over the shares owned by IVP XII and may be deemed to own beneficially the shares held by IVP XII. IVM XII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XII and share voting and dispositive power over the shares held by IVP XII, and may be deemed to own beneficially the shares held by IVP XII. The Managing Directors own no securities of the Issuer directly.
(4)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus 27,460,858 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2012, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(5)	The 30,821,155 shares of Common Stock held by the Reporting Person represent 3.9% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, and represent approximately 6.1% of the combined voting power of the Issuer’s Common Stock.

Introductory Note: This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons with the Commission in respect of shares of Common Stock (“Common Stock”), of Zynga Inc., a Delaware corporation (the “Issuer”).

Item 1

(a) Name of Issuer:	Zynga Inc.

(b) Address of Issuer’s
Principal Executive Offices:	699 Eighth Street
San Francisco, California 94103

Item 2

(a)	Name of Reporting Persons Filing:

1.	Institutional Venture Partners XII, L.P. (“IVP XII”)
2.	Institutional Venture Management XII, LLC (“IVM XII”)
3.	Todd C. Chaffee (“Chaffee”)
4.	Norman A. Fogelsong (“Fogelsong”)
5.	Stephen J. Harrick (“Harrick”)
6.	J. Sanford Miller (“Miller”)
7.	Dennis B. Phelps (“Phelps”)

(b) Address of Principal Business Office:	c/o Institutional Venture Partners
3000 Sand Hill Road, Building 2, Suite 250
Menlo Park, California 94025

(c)	Citizenship:

IVP XII	Delaware
IVM XII	Delaware
Chaffee	United States of America
Fogelsong	United States of America
Harrick	United States of America
Miller	United States of America
Phelps	United States of America

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 98986T 10 8

Item 3	Not applicable.

9.

Item 4	Ownership.

The following information with respect to the beneficial ownership of the Class A Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2012:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3, 4)
IVP XII	30,821,155	0	30,821,155	0	30,821,155	30,821,155	4.96%
IVM XII (2)	0	0	30,821,155	0	30,821,155	30,821,155	4.96%
Chaffee (2)	0	0	30,821,155	0	30,821,155	30,821,155	4.96%
Fogelsong (2)	0	0	30,821,155	0	30,821,155	30,821,155	4.96%
Harrick (2)	0	0	30,821,155	0	30,821,155	30,821,155	4.96%
Miller (2)	0	0	30,821,155	0	30,821,155	30,821,155	4.96%
Phelps (2)	0	0	30,821,155	0	30,821,155	30,821,155	4.96%

(1)	Consists of 3,360,297 shares of Class A Common Stock of the Issuer and 27,460,858 shares of Class B Common Stock of the Issuer. The Class B Common Stock is convertible at the holder’s option in the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to seven votes per share and the holders of Class A Common Stock are entitled to one vote per share.
(2)	The shares are held by IVP XII. IVM XII serves as the sole general partner of IVP XII and has sole voting and investment control over the shares owned by IVP XII and may be deemed to own beneficially the shares held by IVP XII. IVM XII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XII and share voting and dispositive power over the shares held by IVP XII, and may be deemed to own beneficially the shares held by IVP XII. The Managing Directors own no securities of the Issuer directly.
(3)	Based on 594,062,218 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus 27,460,858 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2012, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(4)	The 30,821,155 shares of Common Stock held by the Reporting Person represent 3.9% of the Issuer’s outstanding Common Stock as of December 31, 2012, based on a total of 784,211,485 shares of Common Stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, and represent approximately 6.1% of the combined voting power of the Issuer’s Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

  Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

  Not applicable.

Item 8	Identification and Classification of Members of the Group.

  Not applicable.

Item 9	Notice of Dissolution of Group.

  Not applicable.

Item 10	Certification.

  Not applicable.

10.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 8, 2013

INSTITUTIONAL VENTURE PARTNERS XII, L.P.

By:	Institutional Venture Management XII, LLC
Its:	General Partner

By:	/s/ Melanie Chladek
Melanie Chladek, Attorney-in-Fact

INSTITUTIONAL VENTURE MANAGEMENT XII, LLC

By:	/s/ Melanie Chladek
Melanie Chladek, Attorney-in-Fact

/s/ Melanie Chladek
Melanie Chladek, Attorney-in-Fact for Todd C. Chaffee

/s/ Melanie Chladek
Melanie Chladek, Attorney-in-Fact for Norman A. Fogelsong

/s/ Melanie Chladek
Melanie Chladek, Attorney-in-Fact for Stephen J. Harrick

/s/ Melanie Chladek
Melanie Chladek, Attorney-in-Fact for J. Sanford Miller

/s/ Melanie Chladek
Melanie Chladek, Attorney-in-Fact for Dennis B. Phelps

Exhibit(s):

A:	Joint Filing Statement

11.